Filed by Max Capital Group Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange of 1934, as amended

Subject Company: IPC Holdings, Ltd.

(Commission File No.: 000-27662)

On March 2, 2009, Max Capital Group Ltd. (“Max”) and IPC Holdings, Ltd. (“IPC”) held a conference call of analysts and investors regarding their announcement of an agreement to combine. The following is the transcript of the presentation. The electronic slides referred to in the following transcript were previously filed on March 2, 2009 by Max pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Operator:

Good day ladies and gentlemen, and welcome to the Max Capital Limited Agreement to Combine with IPC Holdings Conference Call. [Operator Instructions] My name is Ann, and I’ll be your coordinator on today’s call. As a reminder, this conference is being recorded for replay purposes. At this time, all participants are in listen-only mode and we will be facilitating a question-and-answer session towards the end of the presentation. Before we begin, the companies have asked me to read the following statement.

Both of the companies remind you that forward-looking statements that may be made in this call are intended to be covered by the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, but rather reflect the company’s current expectations, estimates, and predictions about future results and events, and are subject to risks, uncertainties and assumptions, including risks, uncertainties and assumptions that are enumerated in each of the company’s most recent Form 10-K and other documents filed with the SEC.

If one or more risks or uncertainties materialize or if the company’s underlying assumptions prove to be incorrect, actual results may vary materially from what the companies project. Neither company undertakes any obligation to update or revise publicly any forward-looking statements whether as a result of new information or future events, or otherwise.

I would now like to turn the presentation over to Mr. Marty Becker, CEO of Max Capital. Please proceed.

W. Marston Becker, Chairman and Chief Executive Officer, Max Capital Group Ltd:

Thank you very much Ann and good morning everyone and welcome to Max Capital’s and IPC’s joint investor call to discuss today’s announcement regarding the proposed combination of our two organizations. With me today are Jim Bryce, IPC’s CEO; Joe Roberts, Max’s CFO, and John Weale, IPC CFO.

As we publicly stated, the boards of both of our companies strongly believe that joining IPC and Max together will result in a powerful combination, one that will better position us to achieve what every company in our industry strives for; a strongly capitalized and diverse global underwriting franchise with outstanding talent and sufficient capital and underwriting capacity to pursue attractive market opportunities and achieve profitable growth.

This is truly a transformational transaction for both companies. Trading as Max Capital Group going forward, our combined company can be expected to have strong earnings with more stable underwriting results than would be expected from either company individually, a very high quality balance sheet and greater financial flexibility to efficiently manage its capital. This combination of Max and IPC will bring together two highly complimentary businesses with very little overlap. This is not a transaction about expense savings, but about growth and long-term value creation for our collective shareholders. Among other benefits, Max’s shareholders will gain scale. IPC shareholders will achieve diversification. Most importantly, we believe the stronger platform being created will further enhance our respective ability to capitalize quickly on a number of near-term attractive opportunities in the property and casualty marketplace as well as longer-term opportunities yet to come.

Let me now turn it over to Jim Bryce for his comments.

James P. Bryce, President and Chief Executive Officer, IPC Holdings, Ltd:

Thank you, Marty. IPC has operated successfully for more than 16-years as a disciplined, specialist, monoline reinsurer. Following the catastrophic events of KRW in 2005, however, it became apparent to us that having a monoline business model would make it difficult build and sustain value for our shareholders over the long-term.

In looking at ways to adjust IPC’s business model and to reduce volatility, we began to refocus our goals and sought to; One, diversified business line and geography in both insurance and reinsurance lines. Two, increase our size and financial scale. Three, enhance our management strength and debt. Four, increase our financial strength and flexibility. And five, partner with an enterprise with a similar underwriting culture focused on underwriting profits and not top line growth. We undertook a thorough process to identify a selected partner who could help us fulfill most or all of these objectives. Early on, it became clear to us that Max could be that partner. We’re delighted with this transaction and expect that we will achieve all of our stated goals and objectives, and together we’ll take Max to a more prominent position in our industry. Moreover as we seek to satisfy rising market demands in this challenging environment, we believe the timing of this transaction will prove to be both opportune and attractive for our respective shareholders.

As you know, I have been considering a retirement [ph] on 2009, but my retirement announcement has nothing to do with this transaction. Indeed, I intend to continue as an advisor for a minimum of six months to a year or longer if circumstances dictate. I will predominantly focus on client relationships and marketing in order to maintain our client relationships overall, which have been nurtured with over 16 plus years in Bermuda.

And with that, I’ll turn it back over to Marty, Marty?

W. Marston Becker, Chairman and Chief Executive Officer, Max Capital Group Ltd :

Thank you very much, Jim. We obviously believe this is a terrific combination for both companies and really represents what each has been working hard to achieve, sufficient diversification, breath and scale, and an ability to compete more strongly in today’s global marketplace. With the disruptions in the world’s financial market, this merger is expected to create more value for shareholders than either company could accomplish on its own. Despite Jim’s planned retirement, we’re very fortunate he will continue as non-Executive Chairman of the newly named reinsurance platform, Max IPC Re. We know that Jim’s years of knowledge and his global network of relationships will continue to add great value.

The new combined entity will reflect many of the same principles we have instituted at Max, principles which we believe are a prerequisite for a global diversified underwriting platform. Our goal is consistency of result throughout the cycle with a targeted cross cycle ROE of 15%. Our business mix will help to avoid excessive concentrations in any one line of business.

Our appetite for property cat aggregate will continue to be 15 to 20% of surplus measured on a 1 and 250 basis. It will fluctuate up and down depending on market conditions.

In 2009, it will likely be in the 25% range as we work to harmonize the businesses to come down to our normal levels. Our combined investment portfolio will be restructured to the new Max targets of 88 to 90% of high quality investment grade fixed income and 10 to 12% of alternative investments. We anticipate hedge funds will not be more than half of the total alternative investments. The key metric for incentive compensation for the firm and for our underwriters will continue to be one and three-year ROE performances. Our interest remains much more oriented to the bottom line than peer gross written premium growth.

Integration and transaction risk are few. IPC has intentionally maintained a very lean underwriting platform with only 32 employees and a single short tail line of business. We believe that the new entity will be meaningfully over capitalized on day one. While in normal times, we might be inclined to adjust this at closing. In the present economic environment, we believe this anticipated over capitalization will be a competitive strength. In its simplest form, the IPC shareholder has paid less than 1.5% in book value and 1% in market value for the ability to now be an entity that trades on a balance sheet that is 2.5 times as large, has meaningful excess capital and an assured ability to capitalize on the emerging market opportunities. At the same the Max shareholder can be comforted with sufficient balance sheet strength and a material decrease in asset leverage to weather any economic storm. We feel this is a very good trade.

I would now like to turn it over to Joe Roberts, Max’s CFO to discuss the financial detail of the transaction.

Joe Roberts, Executive Vice President and Chief Financial Officer, Max Capital Group Ltd:

Thank you, Marty. Under the terms of the agreement, upon conformation of the transaction which remains subject to certain closing conditions, holders of Max common stock are to receive at a fixed exchange ratio 0.6429 IPC shares for each Max share held. This transaction has been structured as a stock for stock merger. The exchange ratio was determined using a matrix that considered both market price and book value. With over 3 billion in combined shareholder’s equity and 9.6 billion in combined total assets both as of 12/31/08. On a pro forma basis, Max Capital will be deemed Bermuda’s six largest global underwriter. Combined operating leverage of 0.40 times net premium written to equity is conservative relative to peers and should provide plenty of underwriting capacity to be opportunistic in the market.

In addition, the greater margin of safety created by diversification is expected to provide greater financial flexibly including the ability to more effective and efficiently manage capital . Our pro forma debt to total capital will be under 10%, which will allow us to further leverage our capital base going forward. We’ve had conversation with all of our rating agency, and we’re comfortable with the indicative ratings they have advised.

We have re negotiated and harmonized our bank credit facility with an amendment agreement becoming effected after the transaction has closed.

We expect the closing to occur by the third quarter. The results for the combined entity in 2009 will likely be the sum of individual company forecast adjusted for appropriate transaction fees and purchase GAAP accounting adjustments. I’ll turn it back to Marty.

W. Marston Becker, Chairman and Chief Executive Officer, Max Capital Group Ltd :

Thank you, Joe. As you can see, we’re quite excited about this combination.

With our press release, we attached a packet of slide adding greater detail about the combination. For the Max shareholder, this transaction represents the key feature of a repositioning we commenced in 2006. Our first step in 2007 was building a scalable U.S.-operation, which we named Max Specialty.

This was followed in 2008 by the addition of Max at Lloyd’s, and now the very powerful combination to build the scale with IPC. The result of these actions is that we now have the footprint to operate optimally wherever the marketplace is moving, the U.S., Europe or the rest of world. Additionally, we can participate in either insurance or reinsurance, this should be very good for both IPC’s and Max’s shareholders going forward.

What we would now like to do is open up the call for your questions.

Operator?

Operator:

[Operator Instructions] . And the first question comes from the line of Joshua Shanker with Citi. Please proceed.

<Q - Joshua Shanker>: Good morning everyone.

<A>: Good morning, Josh.

<A>: Good morning, Josh.

<Q—Joshua Shanker>: If we take the combined entities of IPC and Max and aggregate all the property catastrophe premiums that both companies write, how much less property, catastrophe premium will the two combined entities write?

<A>: We would guess that over the next year, it will be somewhere between 70 and $90 million of aggregate reduction in premium, which will bring the PML’s aggregates within the range of Max’s targets.

<Q—Joshua Shanker>: And then looking at IPC’s disclosures, they have been very good about giving disclosure about their absolute maximum loss per zone. Do we expect to see overall that the less crowded zone—we’ll see some increase in overall PML or AML and it’s really in the peak zones where we will see these declines?

<A>: Well, clearly the declines will be to bring the peak zones within an acceptable range of projected PML exposure. What we do in the zones that are not yet approaching a peak aggregate or a targeted aggregate remains to be seen, Josh.

<Q—Joshua Shanker>: And do you think that the combined entities will be able to continue to produce the unique AML reporting that IPC does?

<A>: I think Max has proven it’s pretty good at disclosure also, so we’ll be working together.

<Q—Joshua Shanker>: Okay, thank you very much.

Operator:

And the next question comes from the line of Rob (sic) [Ron] Bobman Ron Bobman with Capital Returns. Please proceed.

<Q—Ron Bobman>: Hi, good morning, congratulations.

<A>: Hi, Rob.

<A>: Hello Rob.

<A>: Thank you.

<Q—Ron Bobman>: I had a question, I guess I don’t care who really is interested but I am curious to know the sort of retention, the people retention provisions that you’ve made for the IPC staff that work below Jim? Thanks a lot and again, best of luck.

<A>: Thank you.

<A>: Thanks. Rob...

<A>: John will answer that.

<A—John Weale>: We clearly are early on in this process. We identified the need to retain a number of people, the majority of people of IPC and having identified the individuals we have put in place some retention programs and so we’re confident that retention will not be an issue.

<A>: But Rob, I would emphasize this is not an expense transaction. For this combined entity to have a very nice role for each of the 32 employees is not at all accounting and in fact Max is a little short handed, particularly in some of the key skill, administrative areas, with our own growth. So we’re going to have a nice growth for everybody.

<A>: And if I could just add one thing . It’s really taking the best from both companies and I know it’s a little bit a cliché is both, we’re really trying to get one and one equals more than two in this transaction and hopefully best of breed from both will give us that impulse transaction .

Operator:

[Operator Instructions] . [indiscernible] And the next question comes from the line of Scott Middleman with AM Investment Partners. Please proceed.

<Q>: Hi, good morning guys. Thanks for taking my question. I just wondering as far as your dividends you guys try to coordinate them going forward?

<A> : Each company will maintain its present dividend through closing and then the new Board will establish a new dividend going forward.

<Q>: And is there any sort ...

<A>: Likely at the same view that we currently have.

<Q>: All right, super, so and as far as the exchange ratio, is there any sort of collar or anything that’s going to affect?

<A>: It’s a fixed ratio as the price close.

<Q>: All right, super, and just one last question. Any jurisdiction in particular that you think will drive the timeline for the closing?

<A>: Well, no, I mean they each have their own process to go through. The reality is it’s kind of a two to five month process and we’ll be pushing as hard as we can push.

<Q>: All right, great, thanks for the candor and congratulations.

<A>: Thank you.

<A>: Thank you.

Operator:

And there are no further questions at this time. Oh, I take that back. We have Dan Farrell with Fox Pitt Kelton. Please proceed.

<Q - Dan Farrell>: Hi, good morning.

<A>: Good morning, Dan.

<Q - Dan Farrell>: Just I apologize if you guys already touched on this. Do you have a rough estimate of how much excess capital you think this transaction will ultimately free up given the combination it gives you, the increased size and diversification?

<A>: Well, it all depends Dan as you know on who is doing the calculating and all the rating agencies have different proprietary formulas. Our off the first guess is we’ve got between 3 and 400 million comfortably of true excess capital that can be deployed on future opportunities.

<Q—Dan Farrell>: Okay. That’s helpful. Thank you very much.

Operator:

And the next question comes from the line of Eric Marzucco [ph] with Dominick & Dominick. Please proceed. I’m sorry, I just put you out of the queue. Would you please press *1 again? Okay, here you go Eric.

<Q>: Good morning guys. Good luck on the—congratulations on the transaction. I was curious, was there any auction process?

<A>: We went through a process where we tried to identify the right partner for IPC. We had some discussions with a number of people, but as we said in the press release, Jim’s comment, it became apparent pretty early on the that Max is going to be the right partner and the short answer to your question is that, no there was not an auction process.

<Q>: Okay.

<A>: It’s a very long, extensive and well-discussed process, which we’re all happy with the conclusion.

<Q>: Got you. Thanks very much guys, congrats again.

<A>: You’re welcome. Thank you.

Operator:

And the next question comes from the line of Susan Spivak [ph] with [indiscernible].

<Q>: Hi, sorry it’s Josh Smith [ph]. Question for you, have you spoken to the rating agencies? What are your current ratings and outlooks by company and then what do you expect the pro forma entity to have going forward?

<A>: As we indicated, we spoke to all the rating agencies involved, the great [ph], both the companies. They did their analyses. The rating agencies will be issuing their own press releases later today, in fact very shortly I expect and you’ll see from that the tone of their comments and thoughts.

Clearly the actual ratings of the combined entity won’t take place until after the close, but as we said in the comments, we’re very comfortable with the indicative ratings that have been suggested to us.

<A>: And Josh in our business with the rating agencies, they were quite enthusiastic about the combination from both companies prospective, and really feel what is the design of what they would like t o see more of in the present environment.

<Q>: Understood. Can you just refresh my memory, I’m sorry, I should know this. I know you guys remind us positive outlook from past. But where is IPC?

<A>: A negative; A rating with a negative outlook, yeah.

<Q>: Okay, thank you.

<A>: You’re welcome.

<A>: Yeah our S&P rating is A minus with stable rating.

Operator:

And there are no further questions at this time.

Company Representative :

All right operator, thank you so much and thank you each of you for calling in. I know it’s early and I also know there is a major call following us. So we really appreciate you taking the time. As always, we’ll be available for individual questions and we look forward to seeing every one soon. Thank you so much.

Company Representative :

Thank you, bye, bye.

Company Representative:

Bye, bye.

Operator :

Ladies and gentleman, thank you for your participation in today’s conference. This concludes the presentation and you may now disconnect. Have a great day.

Additional Information about the Proposed Transaction and Where to Find It:

This material relates to a business combination transaction between IPC and Max which will become the subject of a registration statement filed by IPC with the SEC and joint proxy statements filed by IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) with the Securities and Exchange Commission (“SEC”). This material is not a substitute for the joint proxy statement/prospectus that IPC would file with the SEC or any other documents that IPC or Max may send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

Participants in the Solicitation:

IPC and Max and their respective directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed transaction.

Information about IPC’s and Max’s directors and executive officers is available in IPC’s and Max’s proxy statements, dated April 29, 2008 and March 19, 2008, respectively for their 2008 annual meetings of shareholders.